Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 and the related notes thereto and the section headed “Item 5. Operating and Financial Review and Prospects” in our 2023 Form 20-F, as well as our unaudited interim condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors.

Overview

We are a leading supply chain-based technology and service provider. Our e-commerce business includes online retail and online marketplace. In the online retail business, we acquire products from suppliers and sell them directly to our customers primarily through our mobile apps and websites. In the online marketplace business, third-party merchants sell products to customers primarily through our mobile apps and websites. We also offer marketing, logistics and other value-added services.

We generated total net revenues of RMB951.6 billion, RMB1,046.2 billion and RMB1,084.7 billion (US$152.8 billion) in 2021, 2022 and 2023, respectively. We generated total net revenues of RMB243.0 billion and RMB260.0 billion (US$36.0 billion) for the three months ended March 31, 2023 and 2024, respectively. Our retail business generated net product revenues of RMB815.7 billion, RMB865.1 billion and RMB871.2 billion (US$122.7 billion) in 2021, 2022 and 2023, respectively. Our retail business generated net product revenues of RMB195.6 billion and RMB208.5 billion (US$28.9 billion) for the three months ended March 31, 2023 and 2024, respectively. In addition, our marketplace and marketing, logistics and other services generated net service revenues of RMB135.9 billion, RMB181.2 billion and RMB213.4 billion (US$30.1 billion) in 2021, 2022 and 2023, respectively. Our marketplace and marketing, logistics and other services generated net service revenues of RMB47.4 billion and RMB51.5 billion (US$7.1 billion) for the three months ended March 31, 2023 and 2024, respectively.

Due to the PRC legal restrictions on foreign ownership of companies that engage in a value-added telecommunications service business and certain other businesses in China, we conduct the relevant parts of our operations through consolidated variable interest entities. We have contractual arrangements with these entities and their shareholders that enable us to effectively control and receive substantially all of the economic benefits from the entities. Accordingly, we consolidate the results of these entities in our financial statements.

Selected Statements of Operations Items

Net revenues

Net revenues include net product revenues and net service revenues. Product sales is further divided into sales of electronics and home appliances products and sales of general merchandise products. Net revenues from electronics and home appliances products include revenues from sales of computer, communication and consumer electronics products as well as home appliances. Net revenues from general merchandise products mainly include revenues from sales of food, beverage and fresh produce, baby and maternity products, furniture and household goods, cosmetics and other personal care items, pharmaceutical and healthcare products, industrial products, books, automobile accessories, apparel and footwear, bags and jewelry. Net service revenues are further divided into revenues from marketplace and marketing and revenues from logistics and other services. The following table breaks down our total net revenues by these categories, by amounts and as percentages of total net revenues:

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2021		2022		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Electronics and home appliances revenues	492,592	51.8	515,945	49.3	538,799	75,888	49.7	116,999	48.2	123,212	17,065	47.4
General merchandise revenues	323,063	33.9	349,117	33.4	332,425	46,821	30.6	78,565	32.3	85,296	11,813	32.8

Net product revenues	815,655	85.7	865,062	82.7	871,224	122,709	80.3	195,564	80.5	208,508	28,878	80.2

Marketplace and marketing revenues	72,118	7.6	81,970	7.8	84,726	11,933	7.8	19,062	7.8	19,289	2,671	7.4
Logistics and other service revenues	63,819	6.7	99,204	9.5	128,712	18,129	11.9	28,330	11.7	32,252	4,467	12.4

Net service revenues	135,937	14.3	181,174	17.3	213,438	30,062	19.7	47,392	19.5	51,541	7,138	19.8

Total net revenues	951,592	100.0	1,046,236	100.0	1,084,662	152,771	100.0	242,956	100.0	260,049	36,016	100.0

Net service revenues primarily consist of fees earned from providing marketing and logistics services to our business partners, and commissions earned from third-party merchants for sales made through our online marketplace. Currently, we recognize revenues from the third-party merchants on a net basis as we are not the primary obligor, we do not have control over goods sold by third-party merchants and we do not have latitude to establish prices for them.

We record revenue net of discounts, return allowances and value-added taxes, or VAT.

Cost of revenues

Cost of revenues primarily consists of our cost for acquiring the products that we sell directly and the related inbound shipping charges, inventory write-downs, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties. The rebates and subsidies we receive from suppliers are treated as a reduction in the purchase price and will be recorded as a reduction in cost of revenues when the product is sold.

Fulfillment expenses

Our fulfillment expenses consist primarily of (i) expenses incurred in operating our fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering our products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The costs related to logistics services provided to third parties are classified in cost of revenues. We expect our fulfillment expenses to increase in absolute amount on an annual basis in the near run, as we invest in new businesses, build and lease new warehouses and establish more delivery stations to penetrate lower tier cities and to meet the demands of our business operations. We plan to increase operation efficiency by strengthening our logistics network, improving overall utilization through economies of scale, increasing the level of integration across our logistics networks, and improving efficiencies through more intelligent decision-making.

Marketing expenses

Our marketing expenses consist primarily of advertising costs, public relations expenditures, and payroll and related expenses for employees involved in marketing and business development activities. We pay commissions to participants in the associates program when their customer referrals result in successful product sales. We plan to continue to conduct brand promotion and marketing activities to enhance our brand recognition and attract new purchases from new and existing customers.

Research and development expenses

Our research and development expenses consist primarily of payroll and related expenses for research and development professionals involved in designing, developing and maintaining our technology platform, and application of our AI, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support our internal and external business. We plan to continue to invest in technology and innovation to enhance customer experience and provide value-added services to suppliers and third-party merchants.

General and administrative expenses

Our general and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions include facilities and equipment depreciation expenses, rental and other general corporate related expenses. We plan to continue to hire additional qualified employees to support our business operations and high-quality growth.

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to property funds. JD Property develops and manages our logistics facilities and other real estate properties, to support JD Logistics and other third parties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from development properties to fund new developments and scale the business. Since 2019, JD Property established several property funds (the “Property Funds”) together with third parties, including GIC Private Limited (“GIC”) and Mubadala Investment Company (“MIC”). JD Property served as general partner and committed less than 50% of the total capital of each property fund as a limited partner, and cannot control the investment committee. JD Property also entered into definitive agreements with the Property Funds, pursuant to which JD Property sold certain of our completed and uncompleted modern logistics facilities, and would concurrently lease back such facilities for operational purposes when completed. For the logistics facilities that met closing conditions, we recorded disposal gain of RMB0.8 billion, RMB1.4 billion, RMB2.3 billion (US$0.3 billion), RMB0.5 billion and nil in 2021, 2022, 2023 and for the three months ended March 31, 2023 and 2024, respectively. We derecognized the logistics facilities upon satisfaction of the hand-over condition.

Others, net

Others, net are non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from acquirements or disposals of business and investment, impairment of investments, government financial incentives, interest income and foreign exchange gains/(losses).

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our audited consolidated financial statements and the related notes thereto and the section headed “Item 5. Operating and Financial Review and Prospects” in our 2023 Form 20-F, as well as our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this offering memorandum. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2021		2022		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Net revenues
Net product revenues	815,655	85.7	865,062	82.7	871,224	122,709	80.3	195,564	80.5	208,508	28,878	80.2
Net service revenues	135,937	14.3	181,174	17.3	213,438	30,062	19.7	47,392	19.5	51,541	7,138	19.8

Total net revenues	951,592	100.0	1,046,236	100.0	1,084,662	152,771	100.0	242,956	100.0	260,049	36,016	100.0

Cost of revenues	(822,526)	(86.4)	(899,163)	(85.9)	(924,958)	(130,277)	(85.3)	(206,938)	(85.2)	(220,279)	(30,507)	(84.7)
Fulfillment	(59,055)	(6.2)	(63,011)	(6.0)	(64,558)	(9,093)	(5.9)	(15,371)	(6.3)	(16,806)	(2,328)	(6.5)
Marketing	(38,743)	(4.1)	(37,772)	(3.6)	(40,133)	(5,653)	(3.7)	(8,005)	(3.3)	(9,254)	(1,282)	(3.6)
Research and development	(16,332)	(1.7)	(16,893)	(1.6)	(16,393)	(2,309)	(1.5)	(4,186)	(1.7)	(4,034)	(559)	(1.6)
General and administrative	(11,562)	(1.2)	(11,053)	(1.1)	(9,710)	(1,368)	(0.9)	(2,501)	(1.0)	(1,976)	(274)	(0.8)
Impairment of goodwill	—	—	—	—	(3,143)	(443)	(0.3)	—	—	—	—	—
Impairment of long-lived assets	—	—	—	—	(2,025)	(285)	(0.2)	—	—	—	—	—
Gain on sale of development properties	767	0.1	1,379	0.1	2,283	322	0.2	472	0.2	—	—	—

Income from operations	4,141	0.4	19,723	1.9	26,025	3,665	2.4	6,427	2.6	7,700	1,066	3.0

Other income/(expense)
Share of results of equity investees	(4,918)	(0.5)	(2,195)	(0.2)	1,010	142	0.1	(821)	(0.3)	(730)	(101)	(0.3)
Interest expenses	(1,213)	(0.1)	(2,106)	(0.2)	(2,881)	(406)	(0.3)	(590)	(0.2)	(601)	(83)	(0.2)
Others, net	(590)	(0.1)	(1,555)	(0.1)	7,496	1,056	0.7	2,792	1.1	2,696	373	1.0

Income/(loss) before tax	(2,580)	(0.3)	13,867	1.4	31,650	4,457	2.9	7,808	3.2	9,065	1,255	3.5
Income tax expenses	(1,887)	(0.2)	(4,176)	(0.4)	(8,393)	(1,182)	(0.8)	(1,609)	(0.7)	(1,700)	(235)	(0.7)

Net income/(loss)	(4,467)	(0.5)	9,691	1.0	23,257	3,275	2.1	6,199	2.6	7,365	1,020	2.8

Segment Information

In 2021, we reported three segments, JD Retail, JD Logistics and New Businesses. We consolidated Dada since February 28, 2022 and reported the results of Dada as a standalone segment, and then we reported four segments, JD Retail, JD Logistics, Dada and New Businesses. From the first quarter of 2024, we started to report three segments, JD Retail, JD Logistics and New Businesses, to reflect changes made to the reporting structure whose financial information is reviewed by our chief operating decision maker under our ongoing operating strategies. JD Retail, including JD Health and JD Industrials, among other components, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include Dada, JD Property, Jingxi and overseas businesses.

The table below provides a summary of our operating segment results, with prior period segment information retrospectively recast to conform to current period presentation:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2021	2022	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Net revenues:
JD Retail	866,303	929,929	945,343	133,149	212,358	226,835	31,416
JD Logistics	104,693	137,402	166,625	23,469	36,728	42,137	5,836
New Businesses(1)	26,063	29,809	26,617	3,749	6,026	4,870	675
Inter-segment*	(46,043)	(50,904)	(53,923)	(7,596)	(12,156)	(13,793)	(1,911)

Total segment net revenues	951,016	1,046,236	1,084,662	152,771	242,956	260,049	36,016
Unallocated items**	576	—	—	—	—	—	—

Total consolidated net revenues	951,592	1,046,236	1,084,662	152,771	242,956	260,049	36,016

Operating income/(loss):
JD Retail	26,613	34,852	35,925	5,060	9,844	9,325	1,291
JD Logistics	(1,827)	528	1,005	142	(1,123)	224	31
New Businesses(1)	(10,600)	(6,417)	(329)	(47)	(374)	(670)	(94)
Including: gain on sale of development properties	767	1,379	2,283	322	472	—	—
impairment of long-lived assets	—	—	(1,123)	(158)	—	—	—

Total segment operating income	14,186	28,963	36,601	5,155	8,347	8,879	1,228
Unallocated items**	(10,045)	(9,240)	(10,576)	(1,490)	(1,920)	(1,179)	(162)

Total consolidated operating income	4,141	19,723	26,025	3,665	6,427	7,700	1,066

(1)

For the years ended December 31, 2021, 2022 and 2023, our net revenues and operating income/(loss) for the New Businesses segment comprised our net revenues and operating income/(loss), respectively, for the Dada and New Businesses segments included in our audited consolidated financial statements in our 2023 Form 20-F. The data for JD Retail and JD Logistics remain unchanged.

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

* *

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

Three months ended March 31, 2024 compared to three months ended March 31, 2023

Net revenues

Our total net revenues increased by 7.0% from RMB243.0 billion for the three months ended March 31, 2023 to RMB260.0 billion (US$36.0 billion) for the three months ended March 31, 2024. Net product revenues increased by 6.6% from RMB195.6 billion for the three months ended March 31, 2023 to RMB208.5 billion (US$28.9 billion) for the three months ended March 31, 2024. Net service revenues increased by 8.8% from RMB47.4 billion for the three months ended March 31, 2023 to RMB51.5 billion (US$7.1 billion) for the three months ended March 31, 2024.

The increase in our total net revenues was primarily due to enhancement in our user engagement through our continued efforts on improving user experience, price competitiveness and customer loyalty in the three months ended March 31, 2024. In terms of category performance, electronics and home appliances category have witnessed a resilient 5.3% growth year-on-year, albeit the slightly softened sales of personal computers due to overall industry headwinds; general merchandise category returned to a solid 8.6% growth year-on-year, primarily driven by growth within the supermarket category. The increase in our net service revenues was primarily driven by the resilient growth in logistics revenues, mainly contributed by the increase in business volume of our express delivery and freight delivery services, and the resumed healthy momentum of advertising revenues owing to improvements on traffic allocation efficiencies for both 1P and 3P merchants on our platform.

Cost of revenues

Our cost of revenues increased by 6.4% from RMB206.9 billion for the three months ended March 31, 2023 to RMB220.3 billion (US$30.5 billion) for the three months ended March 31, 2024. This increase was primarily due to the growth of our retail business and increase in costs related to the logistics services provided to external customers.

Fulfillment expenses

Our fulfillment expenses increased by 9.3% from RMB15.4 billion for the three months ended March 31, 2023 to RMB16.8 billion (US$2.3 billion) for the three months ended March 31, 2024. Fulfillment expenses as a percentage of net revenues was 6.5% in the three months ended March 31, 2024, compared to 6.3% in the three months ended March 31, 2023. This increase was primarily due to the adoption of lower threshold for free shipping services.

Marketing expenses

Our marketing expenses increased by 15.6% from RMB8.0 billion for the three months ended March 31, 2023 to RMB9.3 billion (US$1.3 billion) for the three months ended March 31, 2024. This increase was primarily due to the increased spending in promotion activities, including the spending in relation to the Spring Festival Gala sponsorship.

Research and development expenses

Our research and development expenses decreased by 3.6% from RMB4.2 billion for the three months ended March 31, 2023 to RMB4.0 billion (US$0.6 billion) for the three months ended March 31, 2024. This decrease was primarily due to the decrease in share-based compensation expenses relating to research and development personnel.

General and administrative expenses

Our general and administrative expenses decreased by 21.0% from RMB2.5 billion for the three months ended March 31, 2023 to RMB2.0 billion (US$0.3 billion) for the three months ended March 31, 2024. This decrease was primarily due to the decrease in share-based compensation expenses.

Gain on sale of development properties

The gain on sale of development properties is mainly derived from sale of development properties to the Property Funds. For the logistics facilities that met closing conditions, we recorded disposal gain of RMB472 million for the three months ended March 31, 2023 and nil for the three months ended March 31, 2024.

Others, net

Others, net was a gain of RMB2.8 billion for the three months ended March 31, 2023 and a gain of RMB2.7 billion (US$0.4 billion) for the three months ended March 31, 2024, relatively steady on a year-on-year basis.

Net income

As a result of the foregoing, we had a net income of RMB7.4 billion (US$1.0 billion) for the three months ended March 31, 2024, as compared to a net income of RMB6.2 billion for the three months ended March 31, 2023.

Liquidity and Capital Resources

Cash Flows and Working Capital

Our primary sources of liquidity have been proceeds from operating activities, equity and debt financing, and certain business or assets reorganizations.

Our equity financings

•

In June 2020, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “9618.” We raised from our global offering in connection with the listing in Hong Kong approximately RMB31.3 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

Our debt financings

•

In April 2016, we issued an aggregate of US$500 million unsecured senior notes due 2021, with stated annual interest rate of 3.125%, and an aggregate of US$500 million unsecured senior notes due 2026, with stated annual interest rate of 3.875%. The net proceeds from the sale of these notes were used for general corporate purposes. As of March 31, 2024, the notes due 2021 were paid off, and the carrying value and estimated fair value of the notes due 2026 were US$497 million and US$486 million, respectively. The estimated fair values were based on quoted prices for our publicly traded debt securities as of March 31, 2024. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. For the three months ended March 31, 2024, we paid an aggregate of US$5 million in interest payments related to these notes.

•

In January 2020, we issued an aggregate of US$700 million unsecured senior notes due 2030, with stated annual interest rate of 3.375%, and an aggregate of US$300 million unsecured senior notes due 2050, with stated annual interest rate of 4.125%. The net proceeds from the sale of these notes are used for general corporate purposes and refinancing. As of March 31, 2024, the total carrying value and estimated fair value were US$692 million and US$633 million, respectively, with respect to the notes due 2030, and US$281 million and US$225 million, respectively, with respect to the notes due 2050. The estimated fair values were based on quoted prices for our publicly traded debt securities as of March 31, 2024. The unsecured senior notes contain covenants including, among others, limitation on liens, and restriction on consolidation, merger and sale of all or substantially all of our assets. We are in compliance with all the covenants. For the three months ended March 31, 2024, we paid an aggregate of US$9 million in interest payments related to these notes.

•

In December 2021, we entered into a five-year US$2.0 billion unsecured term and revolving loan facility with five lead arrangers. This loan facility is our first green loan facility. The term and revolving loans under this facility are priced at 85 basis points over LIBOR, which was amended to the Secured Overnight Financing Rate in September 2022. In the second quarter of 2022, we drew down US$1.0 billion under the facility commitment, which will be due in 2027. We used the proceeds from this loan facility to (i) finance or refinance in whole or in part, one or more of its new or existing eligible green projects and/or (ii) general corporate purposes.

•

We also took out other loans from time to time in the recent years. In October 2021, we entered into a one-year HK$15.9 billion term loan facility agreement, the term loans under which were priced at between 50 to 70 basis points over the Hong Kong Interbank Offered Rate. We drew down approximately HK$6.3 billion and HK$2.7 billion in February and May 2022, respectively, and the borrowings were fully repaid in February 2023. In December 2023, we entered into a RMB8.5 billion term loan agreement with interest rate at 65 basis points below the Loan Prime Rate (“LPR”), and drew down RMB8.3 billion, which was expected to be repaid through December 2028 in installments. In December 2022, we entered into a seven-year RMB3.0 billion term loan facility agreement, the term loans under which were priced at 145 basis point below LPR. We drew down RMB2.0 billion and RMB1.0 billion under this agreement in December 2022 and December 2023, respectively.

Major financings of our subsidiaries

Set forth below are the major financings of our subsidiaries in recent years:

JD Logistics

•

In May 2021, shares of JD Logistics commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2618.” JD Logistics raised from the global offering in connection with the listing in Hong Kong approximately RMB22.9 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

•

On April 1, 2022, JD Logistics raised approximately HK$3,102 million net proceeds from a group of third-party investors by issuing to them 150,500,000 of its ordinary shares. On May 26, 2022, we subscribed for 261,400,000 ordinary shares of JD Logistics for a total purchase price of approximately US$692 million in cash, upon which we maintained our shareholding in JD Logistics at more than 63% and continued to consolidate JD Logistics’s financial results into our financial statements.

JD Health

•

In August 2020, JD Health completed the non-redeemable series B preference share financing with a group of third-party investors. The total amount of financing raised was US$914 million, representing 4.5% of the ownership of JD Health on a fully diluted basis.

•

In December 2020, shares of JD Health commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6618.” JD Health raised from its global offering in connection with the listing in Hong Kong approximately RMB25.7 billion in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.

JD Property

•

In March 2021, JD Property entered into definitive agreements for the non-redeemable series A preference share financing with co-lead investors Hillhouse Investment and Warburg Pincus, among others. The total amount raised was US$703 million. We remained the majority shareholder of JD Property after the completion of this transaction.

•

In March 2022 and June 2022, JD Property entered into definitive agreements for its non-redeemable series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round was approximately US$800 million. The transaction is subject to customary closing conditions. We remained the majority shareholder of JD Property after the completion of this transaction.

•

In December 2023, JD Property entered into a RMB8,500 million term loan agreement with interest rate at 65 basis points below the LPR to refinance the loan and drew down RMB8,286 million, which was expected to be repaid through December 2028 in installments. The net proceeds from this loan facility are used for refinancing.

JD Industrials

•

In April 2020, December 2020 and March 2023, JD Industrials entered into definitive agreements for non-redeemable series A, series A-1 and series B preference share financing with a group of third-party investors. The total amount of financing arising was approximately US$545 million. Upon completion of such financing, we hold approximately 78% of the issued and outstanding shares of JD Industrials.

As of March 31, 2024, we had revolving lines of credit for an aggregate amount of RMB174.4 billion (US$24.1 billion) from several commercial banks, and RMB124.8 billion (US$17.3 billion) of which was unused.

As of March 31, 2024, we had a total of RMB256.0 billion (US$35.5 billion) in cash and cash equivalents, restricted cash and short-term investments and time deposits or wealth management products with maturities more than one year recorded in marketable securities and investments. This included primarily RMB157.4 billion (US$21.8 billion), HK$3.0 million (US$0.4 million) and US$0.1 billion in Chinese mainland, RMB3.0 billion (US$0.4 billion) and US$9.4 billion in Hong Kong. Our cash and cash equivalents generally consist of cash on hand, time deposits and liquid investments with maturities of three months or less.

Taking into account cash and cash equivalents on hand, our operating cash flows, and the available bank facilities, we believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this offering memorandum. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.

Our net inventories amounted to RMB75.6 billion, RMB77.9 billion, RMB68.1 billion (US$9.6 billion) and RMB68.0 billion (US$9.4 billion), as of December 31, 2021, 2022 and 2023 and March 31, 2024, respectively. Our annual inventory turnover days were 30.3 days in 2021, 33.2 days in 2022, and 30.3 days in 2023. Annual inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the annual period, to cost of revenues of retail business for that annual period, and then multiplied by 360 days. For the three months ended March 31, 2024, our trailing-twelve-month, or TTM, inventory turnover days were 29.0 days. TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the anniversary of the founding of our company on June 18 and China’s online shopping festival on November 11.

Our accounts payable primarily include accounts payable to suppliers associated with our retail business. As of December 31, 2021, 2022 and 2023 and March 31, 2024, our accounts payable amounted to RMB140.5 billion, RMB160.6 billion, RMB166.2 billion (US$23.4 billion) and RMB146.8 billion (US$20.3 billion), respectively. Our annual accounts payable turnover days for retail business were 45.3 days in 2021, 52.5 days in 2022, and 53.2 days in 2023. Annual accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the annual period to cost of revenues of retail business for that annual period, and then multiplied by 360 days. For the three months ended March 31, 2024, our TTM accounts payable turnover days for retail business were 51.8 days. TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

Our accounts receivable primarily include amounts due from customers and online payment channels. As of December 31, 2021, 2022 and 2023 and March 31, 2024, our accounts receivable amounted to RMB11.9 billion, RMB20.6 billion, RMB20.3 billion (US$2.9 billion) and RMB17.5 billion (US$2.4 billion), respectively. JD Technology provides consumer financing to our customers. As of December 31, 2021, 2022 and 2023 and March 31, 2024, the balances of current portion of financing provided to our customers that were included in accounts receivable balances amounted to RMB2.5 billion, RMB3.1 billion, RMB2.3 billion (US$0.3 billion) and RMB1.2 billion (US$0.2 billion), respectively. Our annual accounts receivable turnover days excluding the impact from consumer financing were 2.9 days in 2021, 4.5 days in 2022, and 5.6 days in 2023. Annual accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for that annual period and then multiplied by 360 days. For the three months ended March 31, 2024, our TTM accounts receivable turnover days excluding the impact from consumer financing were 5.4 days. TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days.

Although we consolidate the results of the consolidated variable interest entities, we only have access to cash balances or future earnings of the consolidated variable interest entities through our contractual arrangements with them. See “Item 4.C. Information on the Company—Organizational Structure” of our 2023 Form 20-F. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in the Chinese mainland only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in the Chinese mainland may provide RMB funding to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans. See “Risk Factors—Risks Related to Our Corporate Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in the Chinese mainland, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

RMB may be converted into foreign exchange for current account items, including interest and trade- and service-related transactions. As a result, our PRC subsidiaries and the consolidated variable interest entities in China may purchase foreign exchange for the payment of license, content or other royalty fees and expenses to offshore licensors and content partners, for example.

Our wholly foreign-owned subsidiaries may convert RMB amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our wholly foreign-owned subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our wholly foreign-owned subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2021	2022	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	42,301	57,819	59,521	8,383	(21,607)	(11,315)	(1,567)
Net cash provided by/(used in) investing activities	(74,248)	(54,026)	(59,543)	(8,386)	16,692	28,414	3,935
Net cash provided by/(used in) financing activities	19,503	1,180	(5,808)	(818)	1,255	(7,445)	(1,031)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,498)	3,490	125	17	(726)	(130)	(18)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(13,942)	8,463	(5,705)	(804)	(4,386)	9,524	1,319

Cash, cash equivalents, and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	90,635	76,693	85,156	11,994	85,156	79,451	11,004
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	(116)	—	(41)	(6)	(41)	(53)	(8)

Cash, cash equivalents, and restricted cash at beginning of period	90,519	76,693	85,115	11,988	85,115	79,398	10,996

Cash, cash equivalents and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	76,693	85,156	79,451	11,190	80,770	88,922	12,315
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of period	—	(41)	(53)	(7)	—	(3)	— *

Cash, cash equivalents and restricted cash at end of period	76,693	85,115	79,398	11,183	80,770	88,919	12,315

*	Absolute value is less than one million.

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2024 was RMB11,315 million (US$1,567 million). For the three months ended March 31, 2024, the principal items accounting for the difference between our net cash used in operating activities and our net income were certain non-cash expenses, principally depreciation and amortization of RMB2,217 million (US$307 million), share-based compensation of RMB759 million (US$105 million) and loss on share of results of equity investees of RMB730 million (US$101 million), and changes in certain working capital accounts, principally a decrease in accounts payable of RMB17,480 million (US$2,421 million) and a decrease in accrued expenses and other current liabilities of RMB3,864 million (US$535 million). The decreases in accounts payable and in accrued expenses and other current liabilities were due to the seasonality.

Investing Activities

Net cash provided by investing activities for the three months ended March 31, 2024 was RMB28,414 million (US$3,935 million), consisting primarily of maturity of short-term investments, partially offset by purchase of short-term investments and cash paid for construction in progress.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2024 was RMB7,445 million (US$1,031 million), consisting primarily of cash paid for repurchase of ordinary shares.

Update on the Share Repurchase Programs

Pursuant to our previous share repurchase program, expired on March 17, 2024, we had repurchased a total of approximately US$2.1 billion as of March 17, 2024.

Pursuant to our new share repurchase program, which is effective through March 18, 2027, we had repurchased a total of approximately US$0.7 billion as of May 15, 2024. The remaining amount under the new share repurchase program was approximately US$2.3 billion as of May 15, 2024.

Holding Company Structure

JD.com, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities in China. As a result, JD.com, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of the other PRC subsidiaries and the consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Material Cash Requirements

Our material cash requirements as of March 31, 2024 and any subsequent interim period primarily include our capital expenditures and contractual obligations. Our contractual obligations as of March 31, 2024 primarily included operating lease commitments for offices and fulfillment infrastructure and long-term debt obligations, which amounted to RMB25.6 billion (US$3.5 billion) and RMB43.3 billion (US$6.0 billion) as of March 31, 2024, respectively.

Capital Expenditures

We made capital expenditures of RMB3.6 billion (US$0.5 billion) for the three months ended March 31, 2024. Our capital expenditures for the three months ended March 31, 2024 consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our business operations.

Off-Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.